EXHIBIT 99.1

Student Transportation Announces Director Election Results of Its 2015 Annual and Special Shareholder Meeting

BARRIE, Ontario, Nov. 6, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (NASDAQ:STB) ("STI" or the "Company") is pleased to announce that all of the nominees listed in its information circular dated September 25, 2015 were elected as directors of the Company at its annual and special meeting of shareholders held on November 5, 2015. The results of the voting for each nominee are as follows:

Nominees	% of Votes Cast For	% of Votes Withheld	Number of Votes Cast For
Barbara Basney	96.58%	3.42%	32,348,210
Denis Gallagher	98.81%	1.19%	33,097,041
Irving Gerstein	94.70%	5.30%	31,718,964
Kenneth Needler	94.66%	5.34%	31,706,197
Grace Palombo	96.56%	3.44%	32,342,302
George Rossi	96.66%	3.34%	32,375,969
David Scopelliti	96.66%	3.34%	32,373,946
Wendi Sturgis	96.52%	3.48%	32,329,189
Victor Wells	96.64%	3.36%	32,370,489

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

CONTACT: Investor Contacts

         Student Transportation Inc.

         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Doug Coupe
         Director of Communications & Investor Relations
         dcoupe@ridesta.com
         (843) 884-2720

         Website: www.rideSTBus.com